FREE WRITING PROSPECTUS — Filed pursuant to Rule 433
Registration No. 333-132348-04
October 20, 2006

“MICHAEL BANCHIK, HSBC SECURITIES (USA” mbanchik2@bloomberg.net

Sent by: mbanchik2@bloomberg.net	To

Cc

10/20/2006 12:41 PM	Subject: HFCHC 2006-3 **Full Pricing Info**
HSBC Home Equity Loan Trust (USA) 2006-3 (BBerg:HFCHC 2006-3) $1.176Bln
Lead Mgr: HSBC Co-Mgrs: BS, CITI, JPM, MS
Originator/Servicer: HSBC Finance Corp
Settle: 10/26 First Pmt Date:12/20 Fixed rate bonds settle w/ accrued from 10/12.
Delay Days: Fxd 19 days Fltrs: 0 days

	Amount	WAL	Legal		M/S&P/F
Class	($ MM)	to Call	Final	Desc	Ratings	Spread	Coupon	Yield	$Price
A-1F	255.20	0.80	8/2021	Fxd	Aaa/AAA/AAA	E+20	5.980	5.64100	99.99680
A-1V	281.00	0.80	8/2021	Fltr	Aaa/AAA/AAA	1ML+8		1ML+8	100.00
A-2F	78.50	2.00	12/2024	Fxd	Aaa/AAA/AAA	N+31	5.660	5.56500	99.99963
A-2V	100.00	2.00	12/2024	Fltr	Aaa/AAA/AAA	1ML+13		1ML+13	100.00
A-3F	66.30	3.00	9/2030	Fxd	Aaa/AAA/AAA	N+37	5.630	5.58800	99.99326
A-3V	100.00	3.00	9/2030	Fltr	Aaa/AAA/AAA	1ML+16		1ML+16	100.00
A-4	170.62	5.44	3/2036	Fltr	Aaa/AAA/AAA	1ML+24		1ML+24	100.00
M-1	72.09	4.72	3/2036	Fltr	Aa1/AA+/AA+	1ML+26		1ML+26	100.00
M-2	52.30	4.62	3/2036	Fltr	Aa2/AA/AA	1ML+30		1ML+30	100.00
* Classes A-1F thru A-4 are expected to be ERISA eligible, Classes M-1 and M-2 are not ERISA eligible.
*15% Optional Clean-up call
*Pricing Speed: 100% PPC which assumes on a seasoning adjusted basis that prepayments start at 0% CPR in month one, increase by approximately 1.3158% each month to 25% CPR in month twenty, and remain at 25% CPR thereafter.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting edgar on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-811-8049. ANY OTHER LEGENDS AND/OR DISCLAIMERS THAT APPEAR ELSEWHERE ON THIS COMMUNICATION ARE NOT APPLICABLE AND SHOULD BE DISREGARDED. SUCH LEGENDS AND/OR DISCLAIMERS ARE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT THROUGH BLOOMBERG OR OTHER INTERNET APPLICATIONS.

This analysis has been prepared by the HSBC Securities (USA) Inc. (HSI) Sales/Trading Desk; it is not a product of the research Department. HSI’s trading Desk may have accumulated a long or short position in the subject security on the basis of this analysis prior to its dissemination. Opinions expressed are present opinions only, and may differ from opinions expressed by other HSI departments. The HSI Sales/Trading Desk does not undertake any obligation to update this material.
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